Exhibit 99.1

SPI Energy Completes Purchase of Petersen-Dean Assets

SANTA CLARA, CA / March 1, 2021 / SPI Energy Co., Ltd., (NASDAQ:SPI) (the "Company"), a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, today announced that Solarjuice American, Inc. (“Solarjuice America”), a wholly owned subsidiary of the Company, has successfully purchased certain assets and intellectual property of Petersen-Dean, Inc. (“Petersen-Dean”), one of the largest full-service, privately-held roofing and solar companies in the US. The sale received Court approval and allows Solarjuice America to resume and enhance Petersen-Dean’s national solar, battery and re-roofing installations.

“Now that the Court has approved the sale of Petersen-Dean’s assets and intellectual property to Solarjuice America, we are confident that we will reclaim our place as the industry leader while continuing to grow our residential renewable and roofing energy business segments,” stated Xiaofeng Peng, Chairman and CEO of SPI Energy, “We plan to pursue the existing project backlog from Petersen-Dean while continuing to synergize the product lines and installation processes across our businesses.”

Petersen-Dean and Solarjuice America previously agreed to a court-approved sale of Petersen-Dean’s consumer assets, including the sale of the consumer contracts that were in the Petersen-Dean pipeline before the pandemic and the resulting Chapter 11 filing caused these projects to stall.

US solar installations grew 43% year-over-year in 2020 and are expected to grow at a 17.3% CAGR through 2025 according to data from the Solar Energies Industries Association and Mordor Intelligence.

About SPI Energy

SPI Energy Co., Ltd. (“SPI”) is a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors. The Company provides a full spectrum of EPC services to third party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its US headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries such as battery storage and charging stations, leveraging the Company's expertise and growing base of cash flow from solar projects and funding development of projects in agriculture and other markets with significant growth potential.

For more information on SPI Energy and its subsidiaries, the Company recommends that stockholders, investors and any other interested parties read the Company's public filings and press releases available under the Investor Relations section at www.SPIgroups.com or available at www.sec.gov.

About Solarjuice

Solarjuice American Inc. is a 100% owned subsidiary of Solarjuice Co., Ltd. (“Solarjuice”). Solarjuice is the leader in renewable energy system solutions for residential and small commercial markets. SolarJuice, established in 2009, is headquartered in Sydney, Australia, and delivers a one-stop solution for solar panels, inverters, and battery systems. Since established, the Company serves over 3,000 B2B accounts and 400 customers. SolarJuice also plans to extend its supply chain and enhance its technology platform and to expand product delivery throughout the Asia Pacific Region and North America markets.

About Petersen Dean Inc.

Founded in 1984, Petersen-Dean, Inc. specializes in residential roofing and solar installations across the United States. The Company partners with some of the nation’s largest builders and developers for their roofing and solar installations.  With more than a million roofs under its belt, the Pleasanton, CA-based company employs nearly a thousand installers and operates in five states:  California, Florida, Nevada, Colorado and Texas. Please visit http://www.petersendean.com/ for more details.

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Forward-Looking Statements

This press release contains forward-looking statements, as that term is defined in the Private Litigation Reform Act of 1995, that involve significant risks and uncertainties. Forward-looking statements can be identified through the use of words such as “may," "might," "will," "intend," "should," "could," "can," "would," "continue," "expect," "believe," "anticipate," "estimate," "predict," "outlook," "potential," "plan," "seek," and similar expressions and variations or the negatives of these terms or other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's current expectations and speak only as of the date of this release. Actual results may differ materially from the Company's current expectations depending upon a number of factors. These factors include, among others, the coronavirus (COVID-19) and the effects of the outbreak and actions taken in connection therewith, adverse changes in general economic and market conditions, competitive factors including but not limited to pricing pressures and new product introductions, uncertainty of customer acceptance of new product offerings and market changes, risks associated with managing the growth of the business, and those other risks and uncertainties that are described in the "Risk Factors" section of the Company's annual report filed on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, the Company does not undertake any responsibility to revise or update any forward-looking statements.

Contact:

SPI Energy Co., Ltd.
IR Department
Email: ir@spigroups.com

Dave Gentry
RedChip Companies, Inc.
Phone:(407) 491-4498
dave@redchip.com

SOURCE: SPI Energy Co., Ltd.

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